June 26, 2009

Via EDGAR

Securities and Exchange Commission
ATTN: Claire Erlanger
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

Re:      PLATO Learning, Inc.
Form 10-K for the fiscal year ended October 31, 2008
Filed January 14, 2009
File No. 333-72523

Dear Ms. Erlanger:

We have begun the preparation of our response to your comment letter dated June 23, 2009 in reference to the above matters.  Your letter requests that we respond within 10 business days or tell you when we will provide you with a response. To confirm our telephone conversation yesterday, we will require until July 31, 2009 to ensure that a complete and sufficiently detailed response can be provided to you.  Please call me with any questions at (952) 832-1574.

Regards,

/s/ Judi Adelman
Judi Adelman
Vice President - Finance
PLATO Learning, Inc.